 Filing under Rule 425 under the Securities Act of 1933,

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: October 5, 2015

Media General, Inc. made the following communication available on its website on or after October 5, 2015:

FOR IMMEDIATE RELEASE

MEDIA GENERAL RETAINS ADDITIONAL INDEPENDENT FINANCIAL AND LEGAL ADVISORS TO EVALUATE NEXSTAR PROPOSAL

Richmond, VA – October 5, 2015 – Media General, Inc. (NYSE: MEG; www.mediageneral.com) (“Media General” or the “Company”) today announced that the Company’s Board of Directors, in consultation with its legal and financial advisors, is carefully reviewing and considering the unsolicited proposal from Nexstar Broadcasting Group, Inc. (Nasdaq: NXST) (“Nexstar”), received on September 28, 2015, to determine the course of action that it believes is in the best interests of the Company and its shareholders. The Board will complete its review in due course and will advise shareholders of the outcome of its review at that time.

The Company also noted that it has retained Goldman, Sachs & Co. and Weil, Gotshal & Manges LLP to assist the Board in its evaluation and consideration of the Nexstar proposal. Goldman, Sachs & Co and Weil, Gotshal & Manges LLP will work together with RBC Capital Markets and Fried, Frank, Harris, Shriver & Jacobson LLP who will continue to serve as financial and legal advisors to the Company.

As previously announced on September 8, 2015, Media General entered into a definitive merger agreement with Meredith, under which Media General will acquire all of the outstanding common stock of Meredith in a cash and stock transaction. The Board of Directors of Media General continues to recommend the proposed transaction with Meredith.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General and Meredith Media General intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501.

PARTICIPANTS IN THE SOLICITATION

Media General and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Media General in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this press release regarding Media General that are forward-looking are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur Media General assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

About Media General

Media General is one of the nation's largest connected-screen media companies that operates or services 71 television stations in 48 markets, along with the industry's leading digital media business. Its robust portfolio of broadcast, digital and mobile products informs and engages 23 percent of U.S. TV households and more than two-thirds of the U.S. Internet audience. Media General has one of the industry's largest and most diverse digital media businesses that includes LIN Mobile, Federated Media, HYFN, Dedicated Media and BiteSizeTV, all under the LIN Digital banner. With unmatched local-to-national reach and integrated marketing solutions, Media General is a one-stop-shop for agencies and brands that want to effectively and efficiently reach their target audiences across all screens. Media General trades on the NYSE under the symbol “MEG.” For more information, visit www.mediageneral.com.

Contacts:

Shareholder/Financial Analysts:	Media:
Jim Woodward	Courtney Guertin
Chief Financial Officer	Marketing & Communications Director
(804) 887-5110	(401) 457-9501
jwoodward@mediageneral.com	cguertin@mediageneral.com

Dan Burch / Charlie Koons	Jamie Moser / Andi Rose
MacKenzie Partners, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(212) 929 5500	(212) 355 4449